Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Earnings
Income (loss) before Income Taxes	$6	$(13)	$53	$(84)
Fixed Charges	219	216	644	641
Total Earnings	$225	$203	$697	$557

Fixed Charges
Interest Expense	$213	$209	$624	$620
Amortization of Debt Costs	4	5	14	15
Interest Element of Rentals	2	2	6	6
Total Fixed Charges	$219	$216	$644	$641

Ratio of Earnings to Fixed Charges (1)	1.03	—	1.08	—

(1)
Earnings for the three and nine months ended September 30, 2013 were insufficient to cover fixed charges by $13 million and $84 million, respectively. As a result of such deficiencies, the ratios are not presented above.